EXHIBIT 99.1

May 12, 2016	News Release 16-17

Pretivm Reports First Quarter 2016 Results

Vancouver, British Columbia May 12, 2016; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report the following highlights from the first quarter of 2016 and updates for its high-grade gold Brucejack Project in northern British Columbia.

First Quarter 2016 Highlights

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During the quarter the underground definition drill program continued to confirm the style and grade distribution of the Valley of the Kings gold mineralization and continued to intersect high grade and visible gold (see news releases dated January 12, 2016 and March 8, 2016).

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On February 17, 2016, we announced an updated cost and working capital estimate for the Brucejack Project. The estimated total project capital cost to complete design, construction, installation and commissioning, including contingencies and working capital, is US$696.8 million.

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On March 1, 2016, we closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for gross proceeds of US$130 million. Subsequent to the close of the marketed offering, certain holders exercised their participation rights to maintain their proportionate ownership interest in the Company. The total number of common shares issued in connection with the marketed offering and private placement was 31,923,755 for aggregate gross proceeds of approximately US$146.2 million.

•	Working capital at March 31, 2016 was $455.8 million.

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Subsequent to the end of the quarter, on April 18, 2016, we reported on the progress of site construction activities at the Brucejack Project including the camp, mill site, portal excavation and transmission line. Construction and underground development remains on-schedule and on-budget for commissioning of the underground mine in mid-2017.

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On April 5, April 26 and on May 12, 2016, we announced additional results from the underground infill program at the Brucejack Project’s Valley of the Kings. Results continue to demonstrate high-grade gold mineralization, including hole VU-722 which intersected 37,117 grams of gold per tonne uncut over 0.50 meters.

Advancing the Brucejack Project – Construction Progress

The foundation for the 330-person camp at Brucejack is complete and the installation of prefabricated modules for the camp is underway. The camp is expected to be operational early in the third quarter of this year.

Excavation to level the site for the mill facility has been completed, and concrete works are well underway. The structural steel installation for the mill building is scheduled to begin in June, with full enclosure of the mill building expected in the third quarter. Installation of internal structural steel and mechanical equipment will commence prior to full enclosure.

Surface excavation for the Valley of the Kings portal pad advanced during the quarter. The portal will serve as the primary access point to convey the gold ore from the underground crusher to the mill.

Underground development remains on schedule and crews are advancing at a rate of over 20 meters a day. Current underground activity at the Valley of the Kings includes excavation of the 1260-meter level ramp, development of the 1320-meter level, installation of ladderways and platforms in the fresh air raise and the excavation of headings for infrastructure.

The transmission line towers have begun arriving at site from the fabricator and installation will be ongoing throughout the second and third quarters, with connection to the BC Hydro power grid expected in the fourth quarter.

Project Engineering and Procurement

Detailed project engineering is ongoing. All long lead-time items have been ordered, including the ball and SAG mills which are scheduled to arrive on site in the third quarter.

Project Financing

On September 21, 2015, we completed a US$540 million construction financing with Orion Mine Finance Group and Blackstone Tactical Opportunities. The financing was comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement of our common shares for US$40 million.

During the first quarter, on February 22, 2016, we announced the filing of a preliminary prospectus supplement to our short form base shelf prospectus in connection with a US$120 million marketed offering of our common shares through a syndicate of underwriters. On February 23, 2016, we announced the underwriters had agreed to purchase 26,210,000 of our common shares at US$4.58 per share, for gross proceeds of approximately US$120 million. The underwriters were also granted an over-allotment option to purchase an additional 2,174,000 common shares at US$4.58 per share, exercisable for a period of 30 days following closing. On March 1, 2016, we announced the closing of the marketed offering of our common shares for gross proceeds of approximately US$130 million, which included the exercise of the over-allotment option.

Subsequent to the closing of the marketed offering on March 1, 2016, Orion Co-Investments (ED) Limited (“Orion”) and Zijin Mining Group Co., Ltd (“Zijin”) exercised their participation rights to maintain their respective proportionate ownership interests in the Company in connection with the marketed offering. Orion agreed to subscribe for 752,906 common shares and Zijin agreed to subscribe for 2,786,849 common shares at a price of US$4.58 per share in a non-brokered private placement. On March 31, 2016, we announced the closing of the non-brokered private placement of 3,539,755 common shares for gross proceeds of approximately US$16.2 million. The total number of common shares issued in connection with the marketed offering and private placement was 31,923,755 for aggregate gross proceeds of approximately US$146.2 million. The net proceeds will be used (i) to fund development of the Brucejack Project, (ii) for working capital during start-up and (iii) for general corporate purposes.

With the US$540 million construction financing, available cash on hand and the completion of the equity offering of US$146.2 million, the US$696.8 million estimated development cost of the Brucejack Project is fully funded.

Revised Brucejack Project Capital Costs and Economics

Based on the achievement of the 60% engineering milestone, a capital cost estimate was carried out in late 2015 to update the June 2014 Feasibility Study cost estimate for the Brucejack Project. The estimated total project capital cost to complete design, construction, installation and commissioning, including contingencies and working capital, is US$696.8 million. Working capital for the three-month period of post-plant commissioning and initial gold production covers the cost of operations, but does not take into account any revenue generated during this period (see news release dated February 17, 2016).

2015/2016 Underground Infill Drill Program

The Valley of the Kings underground infill drill program, which had commenced in 2015, continued through the quarter. The program was designed to target stope areas in years 1 through 3 of the current mine plan (1320-meter level to 1200-meter level) and was subsequently expanded to include extensions of Domain 20 which are adjacent to areas planned to be mined in the early years of the 2014 Feasibility Study Mine Plan.

The primary purpose of the drilling was grade control, with the additional benefit of infill drilling inferred and non-stope indicated resources in the same area. Results from the program confirmed the style and grade distribution of the gold mineralization in the area being tested, and included the intersection of high grade and visible gold.

The infill drill program has now been completed. The program drilled an area of roughly 200 vertical meters over a strike length of 250 meters at 7.5 to 10-meter centers.  An updated resource estimate for the Valley of the Kings is underway and expected to be completed in the third quarter of this year. On completion of the resource estimate the mine plan for the Valley of the Kings will be updated.

Ian I. Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Project development.  Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the Brucejack Project exploration program.

Our unaudited condensed consolidated Financial Statements and Management Discussion and Analysis for the three months ended March 31, 2016 are filed on SEDAR and available on our website at www.pretivm.com.

About Pretivm

Pretivm is constructing a high-grade underground gold mine at its Brucejack Project in northern British Columbia with commercial production targeted for 2017.

For further information contact:

Joseph Ovsenek	Troy Shultz
President	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2013 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 28, 2016 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.